Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2014 Unaudited Financial Results

Beijing, China, November 10, 2014 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

•	Total revenues increased by 158.1% year-over-year and 25.9% quarter-over-quarter to RMB478.7 million (US$78.0 million).

•	Mobile revenues[1] increased by 627.7% year-over-year and 48.2% quarter-over-quarter to RMB113.0 million (US$18.4 million), led by a significant ramp-up in mobile advertising revenues in the overseas market. Mobile accounted for 24% of total revenues.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders (which excludes share-based compensation expenses) increased by 360.2% year-over-year to RMB60.3 million (US$9.8 million).

Key Operating Metrics

•	Total global mobile user installations increased by 30.2% quarter-over-quarter to 862.2 million as of September 30, 2014.

•	Mobile monthly active users (“Mobile MAUs”) increased by 183.9% year-over-year to 340.7 million as of September 2014. Mobile MAUs from overseas markets were 65.0% of total mobile MAUs in September 2014.

•	Monthly active users (“MAUs”) of Duba.com Personal Start Page increased by 54.5% year-over year to 61.6 million in September 2014.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are excited to report another quarter of robust growth, driven by the strong demand for advertising services on our PC and mobile platforms, as well as continued user growth. In particular, mobile revenue again outperformed our expectations as we made significant strides in expanding our mobile advertising business internationally. In addition, our on-going product innovation and positive user word-of-mouth have led to continued strength in organic user traffic growth and downloads for our applications. According to App Annie, Cheetah Mobile was once again the No. 1 publisher for mobile apps in the Tools category on Google Play by worldwide monthly downloads in September 2014. Recently, our flagship app, Clean Master, has also reached an important milestone of 100 million daily active users. Furthermore, because of our strategic alliances with leading Chinese Internet companies, this quarter we witnessed accelerated growth in mobile MAUs in China. Overall, our total mobile MAUs exceeded 340 million in September. Going forward, we remain committed to enhancing product innovation and growing our user base and user engagement.”

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “This quarter, we once again achieved financial results that exceeded our expectations due to stronger-than-expected user traffic growth and demand for our advertising services. Total revenues reached a new record of RMB479 million, up 158% year-over-year and 26% quarter-over-quarter, and well exceeding the high end of our previous guidance. We are especially excited to see significant progress in our mobile and global vision in the third quarter. Led by a strong ramp-up in our overseas mobile advertising business, mobile revenues grew 628% year-over-year and 48% quarter-over-quarter to RMB113 million, which now accounts for 24% of our total quarterly revenue. In the quarters ahead, we will continue to invest in our mobile business to strengthen our foundation for future success in this rapidly developing market.”

[1]	Mobile revenues included revenues from HongKong Zoom Interactive, which was acquired by Cheetah Mobile in July 2014.

Third Quarter 2014 Financial Results

REVENUES

Total revenues for the third quarter of 2014 increased by 158.1% to RMB478.7 million (US$78.0 million) from RMB185.5 million in the prior year period. This increase was primarily due to growth in our user traffic and strong demand for our advertising services on both PC and mobile platforms.

•	Revenues from online marketing services increased by 142.7% to RMB360.9 million (US$58.8 million) in the third quarter of 2014 from RMB148.7 million in the prior year period. This increase was due to growth in marketing revenues from key online marketing customers, driven by significant growth in user traffic on the Company’s online marketing platforms. This increase was also a result of growth in our mobile advertising business, driven by a significant improvement in contextual native advertising publishing platform and growth of advertisers worldwide.

•	Revenues from internet value added services (“IVAS”) increased by 344.3% to RMB107.3 million (US$17.5 million) in the third quarter of 2014 from RMB24.2 million in the prior year period. This increase was primarily driven by the increase in the number of PC and mobile games published by the Company, the increase in the number of monthly paying users, and the contributions from recently established online lottery services.

•	Revenues from internet security services and others decreased by 17.6% to RMB10.4 million (US$1.7 million) in the third quarter of 2014 from RMB12.6 million in the prior year. This decrease was primarily due to the Company ceasing to promote subscriptions services to paying users in a strategic reorientation which started in 2011, resulting in a decrease in the number of paying customers.

By platform, revenues generated from our mobile business2 increased by 627.7% to RMB113.0 million (US$18.4 million) from RMB15.5 million in the prior year period. This increase was primarily due to the increased acceptance of the Company’s mobile marketing services and the growth of its mobile gaming services. In the third quarter, we also experienced a significant ramp-up in our mobile advertising business in the overseas market.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 195.8% to RMB110.3 million (US$18.0 million) in the third quarter of 2014 from RMB37.3 million in the prior year period. The increase in cost of revenues was mainly driven by higher bandwidth and IDC costs associated with increased user traffic as well as costs associated with the mobile game business.

Gross profit increased by 148.6% to RMB368.4 million (US$60.0 million) in the third quarter of 2014 from RMB148.2 million in the prior year period. Gross margin was 77.0% in the third quarter of 2014 compared with 79.9% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the third quarter of 2014 increased by 166.9% to RMB373.2 million (US$60.8 million) from RMB139.8 million in the prior year period. Total non-GAAP operating expenses, which exclude share-based compensation expenses, for the third quarter of 2014 increased by 140.0% to RMB317.3 million (US$51.7 million) from RMB132.2 million in the prior year period.

[2]	Mobile revenues included revenues from HongKong Zoom Interactive, which was acquired by Cheetah Mobile in July 2014.

•	Research and development expenses increased by 100.6% to RMB135.7 million (US$22.1 million) from RMB67.6 million in the prior year period. This increase was primarily due to an increase in the number of research and development personnel as well as an increase in share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, for the third quarter of 2014 increased by 89.7% to RMB120.1 million (US$19.6 million) from RMB63.3 million in the prior year period.

•	Selling and marketing expenses increased by 254.6% to RMB167.2 million (US$27.2 million) from RMB47.1 million in the prior year period. The increase was primarily due to promotional spending for the mobile business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 251.1% to RMB164.8 million (US$26.8 million) from RMB46.9 million in the prior year period.

•	General and administrative expenses increased by 181.2% to RMB70.4 million (US$11.5 million) from RMB25.0 million in the prior year period. This increase was primarily due to an increase in share-based compensation expenses and professional service fees. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 47.8% to RMB32.5 million (US$5.3 million) from RMB22.0 million in the prior year period.

Operating loss was RMB4.8 million (US$0.8 million) in the third quarter of 2014, compared to an operating profit of RMB8.4 million in the prior year period. Operating margin was -1.0% in the third quarter of 2014 compared with 4.5% in the prior year period.

Non-GAAP operating profit3 increased by 223.8% to RMB51.8 million (US$8.4 million) in the third quarter of 2014 from RMB16.0 million in the prior year period. For the third quarter of 2014, share-based compensation expenses were RMB56.6 million (US$9.2 million) compared with RMB7.6 million in the third quarter of 2013. Non-GAAP operating margin4 increased to 10.8% in the third quarter of 2014 from 8.6% in the prior year period.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB3.7 million (US$0.6 million) in the third quarter of 2014, compared to RMB5.5 million in the prior year period. Net margin was 0.8% in the third quarter of 2014, compared to 3.0% in the prior year period.

Non-GAAP net income5 attributable to Cheetah Mobile shareholders increased by 360.2% to RMB60.3 million (US$9.8 million) from RMB13.1 million in the prior year period. Non-GAAP net margin6 increased to 12.6% in the third quarter of 2014 from 7.1% in the prior year period.

[3]	Non-GAAP operating profit is a non-GAAP financial measure, which is defined as operating profit excluding share-based compensation expenses.
[4]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating profit as a percentage of total revenues.
[5]	Non-GAAP net income attributable to Cheetah Mobile shareholders is a non-GAAP financial measure, which is defined as net income to Cheetah Mobile Inc. excluding share-based compensation expenses.
[6]	Non-GAAP net margin is a non-GAAP financial measure, which is defined as Non-GAAP net income as a percentage of total revenues.

NET INCOME PER ADS

Diluted earnings per ADS in the third quarter of 2014 decreased to RMB0.03 (US0.01) from RMB0.05 in the prior year period.

Non-GAAP diluted earnings per ADS7 in the third quarter of 2014 increased to RMB0.43 (US$0.07) from RMB0.11 in the prior year period.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS BALANCE

As of September 30, 2014, the Company had cash, cash equivalents, and short-term investments of RMB 1.7 billion (US$283.6 million).

SHARES ISSUED AND OUTSTANDING

As of September 30, 2014, the Company had a total of 1,399,170,937 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

BUSINESS OUTLOOK

For the fourth quarter of 2014, the Company expects its total estimated revenues to be between RMB560 million (US$91 million) and RMB570 million (US$93 million), representing a year-over-year growth of approximately 108% to 112%. The forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Company will hold a conference call on Monday, November 10, 2014 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.1380 to US$1.00, the noon buying rate in effect on September 30, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

[7]	Non-GAAP diluted earnings per ADS is a non-GAAP financial measure, which is defined as Non-GAAP net income divided by weighted average number of diluted ADS.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company with approximately 340.7 million mobile monthly active users in September 2014. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. Cheetah Mobile is the second largest internet security software provider in China by monthly active users as of September 2014, according to iUserTracker of iResearch, and the publisher of Clean Master, the #1 mobile app in the Google Play Tools category worldwide by monthly downloads in September 2014, according to App Annie.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses adjusted operating profit, adjusted operating margin, adjusted net income, adjusted net margin and adjusted diluted earnings per ADS, which are non-GAAP financial measures.

Adjusted operating profit and adjusted operating margin reflects operating profit excluding share-based compensation costs. Adjusted net income is net income excluding share-based compensation costs. Adjusted net margin is adjusted net income as a percentage of total revenues. Adjusted diluted earnings per ADS is adjusted net income or loss attributable to ordinary shareholders divided by weighted average number of diluted ADS.

The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation costs adds clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation costs, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779

Email: IR@cmcm.com

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheet

(in ‘000, except for per share data)

	As of
	December 31, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	530,536	654,574	106,643
Short-term investments	55,780	1,086,213	176,965
Accounts receivable	100,428	179,332	29,217
Prepayments and other current assets	63,037	172,881	28,166
Due from related parities	12,868	46,781	7,622
Deferred tax assets	1,913	1,212	197

Total current assets	764,562	2,140,993	348,810

Non-current assets:
Property and equipment , net	31,326	36,343	5,921
Intangible assets, net	32,850	223,415	36,399
Goodwill	52,819	263,619	42,949
Long-term investments	12,054	103,403	16,846
Deferred tax assets	7,178	8,931	1,455
Other non-current assets	8,804	16,870	2,748

Total non-current assets	145,031	652,581	106,318

Total assets	909,593	2,793,574	455,128

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Accounts payable	23,439	77,781	12,672
Accrued expenses and other current liabilities	181,551	326,003	53,112
Redemption right liabilities	5,711	781	127
Deferred revenue	7,840	39,993	6,516
Due to related parties	31,893	34,491	5,619
Income tax payable	13,534	1,750	285
Deferred tax liability	—	2,330	380

Total current liabilities	263,968	483,129	78,711

Non-current liabilities:
Deferred revenue	2,866	1,479	241
Deferred tax liability	39,206	65,585	10,685
Other non-current liabilities	9,485	19,641	3,200

Total non-current liabilities	51,557	86,705	14,126

Total liabilities	315,525	569,834	92,837

Commitments and contingencies

Mezzanine equity:
Series A convertible preferred shares	119,976	—	—
Series B convertible preferred shares	321,965	—	—

Total mezzanine equity	441,941	—	—

Shareholders’ equity:
Ordinary shares	150	212	35
Additional paid-in capital	63,919	2,039,978	332,352
Retained earnings	74,819	110,583	18,017
Accumulated other comprehensive income	13,239	(5,160)	(841)

Total Cheetah Mobile Inc. shareholders’ equity	152,127	2,145,613	349,563
Non-controlling interests	—	78,127	12,728

Total equity	152,127	2,223,740	362,291

Total liabilities, mezzanine equity and shareholders’ equity	909,593	2,793,574	455,128

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(in ‘000, except for per share data and number of shares and ADSs)

	For The Three Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	185,490	380,301	478,678	77,986
Online marketing services	148,698	283,356	360,942	58,805
Internet value-added services	24,160	84,562	107,331	17,486
Internet security services and others	12,632	12,383	10,405	1,695

Cost of revenues (a)	(37,275)	(81,772)	(110,250)	(17,962)

Gross profit	148,215	298,529	368,428	60,024

Operating expenses:
Research and development (a)	(67,635)	(103,336)	(135,658)	(22,101)
Selling and marketing (a)	(47,138)	(117,533)	(167,154)	(27,233)
General and administrative (a)	(25,025)	(64,208)	(70,368)	(11,464)

Total operating expenses	(139,798)	(285,077)	(373,180)	(60,798)

Operating profit (loss)	8,417	13,452	(4,752)	(774)
Other income (expenses):
Interest income	2,204	5,313	11,245	1,832
Changes in fair value of redemption right granted to a non-controlling shareholder	4,553	89	1	—
Changes in fair value of contingent consideration	(409)	(525)	(1,516)	(247)
Changes in fair value of put options granted to employees	—	140	(47)	(8)
Foreign exchange gain (loss), net	(30)	148	(221)	(36)
Other income, net	(269)	300	2,107	343
Losses from equity method investments	(1,230)	(1,306)	(2,070)	(337)

Income before tax	13,236	17,611	4,747	773
Income tax expenses	(7,738)	(4,200)	(1,229)	(200)
Net income	5,498	13,411	3,518	573

Less: net loss attributable to non-controlling interests	—	—	(136)	(22)

Net income attributable to Cheetah Mobile Inc.	5,498	13,411	3,654	595

Earnings per share
Basic	0.00	0.01	0.00	0.00
Diluted	0.00	0.01	0.00	0.00

Earnings per ADS
Basic	0.05	0.11	0.03	0.01
Diluted	0.05	0.10	0.03	0.01

Weighted average number of shares outstanding
Basic	934,225,015	1,184,715,115	1,354,042,944	1,354,042,944
Diluted	1,199,486,209	1,329,554,370	1,418,624,992	1,418,624,992
Weighted average number of ADSs used in computation
Basic	93,422,502	118,471,512	135,404,294	135,404,294
Diluted	119,948,621	132,955,437	141,862,499	141,862,499

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,532)	(943)	(316)	(51)
Unrealized losses on available-for-sale securities, net	(31)	(15,235)	(6,387)	(1,041)

Other comprehensive income (loss)	(1,563)	(16,178)	(6,703)	(1,092)

Total comprehensive income (loss)	3,935	(2,767)	(3,185)	(519)
Less: Total comprehensive loss attributable to non-controlling interests	—	—	(136)	(22)

Total comprehensive income (loss) attributable to Cheetah Mobile Inc.	3,935	(2,767)	(3,049)	(497)

(a)	Share-based compensation expenses

In (‘000)
	September 30, 2013 RMB (Unaudited)	June 30, 2014 RMB (Unaudited)	September 30, 2014 RMB (Unaudited)	September 30, 2014 US$ (Unaudited)
Cost of revenues	1	3	715	116
Research and development	4,336	14,740	15,598	2,541
Selling and marketing	206	1,959	2,382	388
General and administrative	3,052	35,325	37,902	6,175

Total	7,595	52,027	56,597	9,220

Cheetah Mobile Inc.

Reconciliation of GAAP to Non-GAAP Results

(in ‘000, except for per share data)

	For The Three Months Ended September 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	478,678		—		478,678
Cost of revenues	(110,250)	23%	715	0%	(109,535)	23%

Gross profit	368,428	77%	715	0%	369,143	77%

Research and development	(135,658)	28%	15,598	3%	(120,060)	25%
Selling and marketing	(167,154)	35%	2,382	0%	(164,772)	35%
General and administrative	(70,368)	15%	37,902	9%	(32,466)	6%

Total operating expenses	(373,180)	78%	55,882	12%	(317,298)	66%

Income from operations	(4,752)	–1%	56,597	12%	51,845	11%
Net income	3,654	1%	56,597	12%	60,251	13%

Diluted earnings per ordinary share (RMB)	0.00		0.04		0.04
Diluted earnings per ADS (RMB)	0.03		0.40		0.43
Diluted earnings per ADS (USD)	0.01		0.06		0.07

	For The Three Months Ended June 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	380,301		—		380,301
Cost of revenues	(81,772)	22%	3	0%	(81,769)	22%

Gross profit	298,529	78%	3	0%	298,532	78%

Research and development	(103,336)	27%	14,740	4%	(88,596)	23%
Selling and marketing	(117,533)	31%	1,959	1%	(115,574)	30%
General and administrative	(64,208)	17%	35,325	9%	(28,883)	8%

Total operating expenses	(285,077)	75%	52,024	14%	(233,053)	61%

Income from operations	13,452	4%	52,027	13%	65,479	17%

Net income attributable to Cheetah Mobile Inc.	13,411	4%	52,027	13%	65,438	17%

Diluted earnings per ordinary share (RMB)	0.01		0.04		0.05
Diluted earnings per ADS (RMB)	0.10		0.39		0.49
Diluted earnings per ADS (USD)	0.02		0.06		0.08

	For The Three Months Ended September 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	185,490		—		185,490
Cost of revenues (a)	(37,275)	20%	1	0%	(37,274)	20%

Gross profit	148,215	80%	1	0%	148,216	80%

Research and development	(67,635)	35%	4,336	2%	(63,299)	33%
Selling and marketing	(47,138)	25%	206	0%	(46,932)	25%
General and administrative	(25,025)	14%	3,052	2%	(21,973)	12%

Total operating expenses	(139,798)	74%	7,594	4%	(132,204)	70%

Income from operations	8,417	5%	7,595	4%	16,012	9%

Net income attributable to Cheetah Mobile Inc.	5,498	3%	7,595	4%	13,093	7%

Diluted earnings per ordinary share (RMB)	0.00		0.01		0.01
Diluted earnings per ADS (RMB)	0.05		0.06		0.11
Diluted earnings per ADS (USD)	0.01		0.01		0.02

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000, except for per share data)

	For The Three Months Ended
	September 30, 2013 RMB (Unaudited)	June 30, 2014 RMB (Unaudited)	September 30, 2014 RMB (Unaudited)	September 30, 2014 US$ (Unaudited)
PC	169,965	304,065	365,710	59,581
Mobile	15,525	76,236	112,968	18,405

Total	185,490	380,301	478,678	77,986